

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2021

Dino Micacchi
Chief Financial Officer
Joshua Gold Resources Inc.
1033 Pattullo Avenue
Woodstock, Ontario
Canada N4V IC8

> **Re: Joshua Gold Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December, 31 2020**
> **File No. 000-53809**

Dear Mr. Micacchi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December, 31 2020

Item 1. Business, page 5

1. You state that you are a "development stage" company here and at pages 8 and 59. Please revise to refer to your company as an exploration stage company. Without a mineral reserve, your company is in the exploration stage pursuant to paragraph (4) (i) of Industry Guide 7.

Item 2. Properties, page 11

2. We note your disclosure that you have 12 properties. Please revise your disclosure to include the following information consistent with the requirements under paragraph (b) of Industry Guide 7:

- Early in this section please identify the 12 properties in which you have an interest,
- Identify the properties as significant and/or material properties,

- Clarify the properties held at the beginning of the year, properties acquired, relinquished, or sold during the year, and the properties held at the end of the year,
- Provide a map with an overview of all properties, and
- Describe any work completed on the properties during the year and the associated costs.

3. For all properties identified as significant and/or material disclose the information required under paragraph (b) of Industry Guide 7.

Form 10-Q for the Period Ending September 30, 2021, page 111

4. Please update your quarterly reports to fully describe the acquisition or disposition of mineral properties including the work performed and the associated cost of any work performed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation